February 23, 2017

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation & Leisure
100 F Street, N.E.
Washington, D.C. 20549
Attention: Laura Nicholson

Re:	American Axle & Manufacturing Holdings, Inc. Registration Statement on Form S-4 File No. 333-215161

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, American Axle & Manufacturing Holdings, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4 (File No. 333-215161), in connection with the proposed transaction involving the Company, Alpha SPV I, Inc. and Metaldyne Performance Group Inc., to 2:00 p.m., Eastern Time, on February 27, 2017, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

/s/ Christopher J. May
Christopher J. May
Vice President & Chief Financial Officer

cc:
J. Nolan McWilliams – Securities and Exchange Commission
David E. Barnes – American Axle & Manufacturing Holdings, Inc.
Scott Petepiece – Shearman & Sterling LLP
Daniel Litowitz – Shearman & Sterling LLP
Lisa L. Jacobs – Shearman & Sterling LLP
Thomas M. Dono, Jr. – Metaldyne Performance Group Inc.
Michael E. Lubowitz – Weil, Gotshal & Manges LLP